Exhibit 99.1

News release

Hydro One Limited becomes first utility in Canada to publish a Sustainable Financing Framework

TORONTO, January 12, 2023—Hydro One Limited (referred to as “Hydro One” or the “Company”) (TSX: H) today published a Sustainable Financing Framework (“Framework”), a first for a utility in Canada. The Framework allows Hydro One and its subsidiaries to issue sustainable financing instruments, such as sustainable and green bonds, and allocate the net proceeds to investments in eligible green and social project categories. The project categories include: clean energy, energy efficiency, clean transportation, biodiversity conservation, climate change adaptation, socio-economic advancement of Indigenous peoples and access to essential services (such as the electrical grid and enablement of high-speed broadband internet).

“Aligning our funding strategy with our sustainability goals will further our journey towards a more equitable and sustainable future through expenditures that contribute to the well-being of the people, planet, and communities we serve. Ontario is already home to one of the lowest carbon-emitting electricity grids in North America and Hydro One is uniquely positioned to enable the energy transition to achieve the shift to a low-carbon economy,” said Chris Lopez, Chief Financial Officer, Hydro One.

The Framework has been reviewed by Sustainalytics, a global leader in providing environmental, social and governance (ESG) research and analysis. Sustainalytics issued a second party opinion confirming that the Framework aligns with the International Capital Markets Association (ICMA) Sustainability Bond Guidelines 2021, Green and Social Bond Principles 2021 and the Loan Syndications and Trading Association (LSTA) Green and Social Loan Principles 2021. CIBC Capital Markets and Scotiabank acted as Sustainable Structuring Agents for the Framework.

The Company will provide annual updates regarding the use of net proceeds of any green and/or sustainable financing, until the net proceeds of any such financing are fully allocated to eligible projects. Copies of the Framework and Sustainalytics’ second party opinion are available on the Company’s website at: https://www.HydroOne.com/SustainableFinancing

About Hydro One Limited

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $30.4 billion in assets as at December 31, 2021, and annual revenues in 2021 of approximately $7.2 billion.

Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2021, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.7 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Leader™ by Electricity Canada.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.

Forward-Looking Statements and Information:

This news release and the Framework to which it refers may contain “forward-looking information” within the meaning of applicable securities laws. The forward-looking information in this news release includes, without limitation: statements relating to the Company’s plans to issue sustainable financing instruments, such as sustainable and green bonds, and to allocate the net proceeds to investments in eligible green and social project categories and statements relating to the Company’s intention to provide annual updates regarding the use of net proceeds of any green and/or sustainable financing. The Company cautions that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company’s current objectives, strategies and intentions to change, and many of these factors are beyond the Company’s control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One Limited’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One Limited does not intend, and disclaims any obligation, to update any forward-looking information, except as required by law.

For further information:

Investors:

Omar Javed

Vice President, Investor Relations

investor.relations@hydroone.com

416-345-5943

Media:

Jay Armitage

Vice President, Communications and Marketing

media.relations@hydroone.com

416-345-6868